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September 24, 2013	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

 VIA EDGAR AND E-MAIL

Alison White U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 100 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on August 19, 2013 concerning Post-Effective Amendment No. 100 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on July 22, 2013.  The Post-Effective Amendment was filed in order to register six new portfolios of the Trust: (i) EQ/Convertible Securities Portfolio, (ii) AXA SmartBetaTM Equity Portfolio, (iii) EQ/Energy ETF Portfolio, (iv) EQ/Low Volatility Global ETF Portfolio, (v) All Asset Aggressive-Alt 50 Portfolio, and (vi) All Asset Aggressive-Alt 75 Portfolio (each a “New Portfolio”).  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.           General Comment

(a)	Comment: For each New Portfolio, please revise the expense example to reflect expenses only for years one and three.

Response: The Trust has made the requested change for each New Portfolio.

2.           Prospectus for AXA SmartBetaTM Equity Portfolio

(a)	Comment: AXA SmartBetaTM Equity Portfolio—Principal Investment Strategy (p. 3)—Please revise the first two sentences of the second paragraph for plain English.

Response: The Trust has revised the second paragraph in its entirety as follows:

“The Adviser believes that investing in equity markets using a traditional indexing approach exposes the investor to general market risk, including concentration in the largest capitalization securities in

Alison White
September 24, 2013

the applicable index, volatility and low earnings quality that, over a market cycle, do not necessarily provide optimal returns. In the Adviser’s view, market return, or “beta,” can be achieved with less exposure to general market risk.  The Adviser’s SmartBetaTM Equity strategy seeks to achieve, over a full market cycle, above-market returns with less volatility compared to the equity markets as a whole.”

(b)	Comment: AXA SmartBetaTM Equity Portfolio—Principal Investment Strategy (p. 3)—Please include disclosure clarifying how the SmartBetaTM strategy differs from traditional indexing.

Response: The Trust has added the following sentence at the beginning of the third paragraph in this section:

“The Adviser’s strategy differs from a traditional indexing approach under which a portfolio generally invests in all or a representative sample of the securities in the applicable index and weights those securities according to their market capitalization weightings.”

(c)	Comment: The Advisers (p. 22): Please provide the business experience of Gideon Smith for the prior five years.

Response: The Trust has added the requested information which is set forth below:

Gideon Smith, CFA® is Europe Chief Investment Officer of AXA Rosenberg and oversees the implementation of the SmartBeta™ Equity strategies.  Since joining AXA Rosenberg in 1998, he has held a number of positions including Europe Deputy Chief Investment Officer, Director of Client Services and Head of Strategy Engineering for Europe.

3.           Prospectus for EQ/Energy ETF Portfolio

(a)
Comment: EQ/Energy ETF Portfolio—Principal Investment Strategy (p. 3) —The staff notes that the EQ/Energy ETF Portfolio has a policy of investing “at least 80% of its net assets, plus borrowings for investment purposes, in exchange traded securities of other investment companies and investment vehicles.  Please clarify if the 80% policy applies only to ETFs or to energy ETFs.  If the 80% policy applies only to the former, please explain supplementally how this is consistent with Rule 35d-1 under the Investment Company Act of 1940.

Response: The Trust has revised the Portfolio’s 80% policy as follows to clarify that it applies to energy ETFs:

“Under normal market conditions, the Portfolio invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of companies in the energy sector through investments in exchange traded securities of other investment companies and investment vehicles (“exchange traded funds” or “ETFs”).”

Alison White
September 24, 2013

4.           Tandy Representation

(a)           Comment: Please provide “Tandy” representations.

Response:  A “Tandy” letter will be submitted in the form of an EDGAR correspondence with Post-Effective Amendment No. 101.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq. William MacGregor, Esq. AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq. K&L Gates LLP